Twentyfour/seven Ventures, Inc.

132 W. 11th Avenue

Denver, CO 80204

Securities and Exchange Commission

Washington, D.C. 20549

July 25, 2013

Re:

Twentyfour/seven Ventures, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed July 22, 2013

File No. 333-186068

This amendment is being filed solely to correct a footing error in Note 4 to the financial statements.

I appreciate your assistance in the review of our registration statement to ensure that we have provided all relevant information to prospective investors and have complied with all of the disclosure requirements of the Securities Act.  Please advise if you have further comments or questions.

Twentyfour/seven Ventures Inc.

/s/Robert M. Copley, Jr.

Robert M. Copley, Jr.

Chief Executive Officer

Chief Financial Officer

July 25, 2013